Exhibit 99.1

SAP SE, Walldorf Annual General Meeting on 05/05/2026

Voting results - Overview

		Valid votes cast		Yes votes		No votes
		Shares	% of capital stock	Shares	%	Shares	%
Item 2	Resolution on the appropriation of the retained earnings for fiscal year 2025	846,529,297	68.91%	845,804,976	99.91%	724,321	0.09%
Item 3	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2025	831,546,265	67.69%	827,411,583	99.50%	4,134,682	0.50%
Item 4	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2025	825,548,868	67.20%	821,359,310	99.49%	4,189,558	0.51%
Item 5.1	Appointment of the auditors of the financial statements and consolidated financial statements for fiscal year 2026	846,445,161	68.90%	844,484,811	99.77%	1,960,350	0.23%
Item 5.2	Appointment of the auditors of the sustainability reporting for fiscal year 2026	846,430,962	68.90%	844,584,534	99.78%	1,846,428	0.22%
Item 6	Resolution on the approval of the compensation report for fiscal year 2025	846,410,437	68.90%	769,930,993	90.96%	76,479,444	9.04%
Item 7	Resolution on the cancellation of the existing authorization and the granting of a new authorization of the Executive Board to issue convertible and/or warrant-linked bonds, profit sharing rights and/or income bonds (or combinations of these instruments), the option to exclude shareholders' subscription rights, the cancellation of Contingent Capital I and the creation of new contingent capital and the corresponding amendment to Article 4 (7) of the Articles of Incorporation	846,316,121	68.89%	784,881,012	92.74%	61,435,109	7.26%
Item 8.1	Elections of Supervisory Board members - Dr. h.c. mult. Pekka Ala-Pietilä	825,863,171	67.23%	730,693,413	88.48%	95,169,758	11.52%
Item 8.2	Elections of Supervisory Board members - Dr. Rouven Westphal	845,346,292	68.81%	790,309,699	93.49%	55,036,593	6.51%
Item 8.3	Elections of Supervisory Board members - René Obermann	845,336,331	68.81%	837,217,105	99.04%	8,119,226	0.96%
Item 8.4	Elections of Supervisory Board members - Michael Gregoire	845,292,937	68.81%	805,294,862	95.27%	39,998,075	4.73%
Item 9	Amendment to Article 4 (3) of the Articles of Incorporation to enable the issuance of electronic shares	846,402,735	68.90%	845,936,103	99.94%	466,632	0.06%

Note: Percentages rounded to 2 decimal places	Page 1